UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Verónica Anzures

11300 Ciudad de México

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes  ☐            No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

The following unaudited consolidating information should be read in conjunction with the annual report on Form 20-F of Petróleos Mexicanos for the fiscal year ended December 31, 2017 as filed with the U.S. Securities and Exchange Commission (which we refer to as the SEC) on April 30, 2018 (which we refer to as the Form 20-F), with the audited consolidated financial statements of PEMEX included in Item 18 of the Form 20-F and with the unaudited condensed consolidated interim financial statements of PEMEX included in the report on Form 6-K of Petróleos Mexicanos as furnished to the SEC on October 16, 2018 (which we refer to as the October 6-K). In this document, “PEMEX” refers to Petróleos Mexicanos, the following operating subsidiaries—Pemex Exploración y Producción (Pemex Exploration and Production), Pemex Transformación Industrial (Pemex Industrial Transformation), Pemex Perforación y Servicios (Pemex Drilling and Services), Pemex Logística (Pemex Logistics), Pemex Fertilizantes (Pemex Fertilizers), Pemex Etileno (Pemex Ethylene) and, for periods prior to July 27, 2018, Pemex Cogeneración y Servicios (Pemex Cogeneration and Services) (which we refer to collectively as the subsidiary entities), and the subsidiary companies listed in Note 4 to the unaudited condensed consolidated interim financial statements included in the October 6-K (which we refer to as the subsidiary companies). Petróleos Mexicanos hereby designates this report on Form 6-K as being incorporated by reference into the Prospectus dated November 16, 2018 filed pursuant to Rule 424(b)(3) (File/Film Number: 333-227508 / 181190058) and the Offering Circular dated April 17, 2018, relating to its U.S.$102,000,000,000 Medium-Term Notes Program, Series C, due 1 Year or More from Date of Issue. Figures in this report are stated in thousands, except as noted.

Subsidiary Guarantor Information

The following unaudited consolidating information presents: (i) unaudited condensed consolidating statements of financial position at June 30, 2018 and December 31, 2017 and (ii) unaudited condensed consolidating statements of comprehensive income and cash flows for the six-month periods ended June 30, 2018 and 2017, of Petróleos Mexicanos, the Subsidiary Guarantors and the Non-Guarantor Subsidiaries (as defined below).

On July 13, 2018, the Board of Directors of Petróleos Mexicanos issued the Declaratoria de Liquidación y Extinción de Pemex Cogeneración y Servicios (Declaration of Liquidation and Extinction of Pemex Cogeneration and Services), which was published in the Diario Oficial de la Federación (Official Gazette of the Federation) and became effective on July 27, 2018. As of July 27, 2018, all of the assets, liabilities, rights and obligations of Pemex Cogeneration and Services were automatically assumed by, and transferred to, Pemex Industrial Transformation, and Pemex Industrial Transformation became, as a matter of Mexican law, the successor to Pemex Cogeneration and Services. Pemex Cogeneration and Services was in turn dissolved effective as of July 27, 2018.

These unaudited condensed consolidating statements were prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board, with one exception: for the purposes of the presentation of the subsidiary guarantor information, the subsidiary entities and subsidiary companies have been accounted for as investments under the equity method by Petróleos Mexicanos. Earnings of subsidiaries are therefore reflected in Petróleos Mexicanos’ investment account and earnings. The principal elimination entries eliminate Petróleos Mexicanos’ investment in subsidiaries and inter-company balances and transactions. Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and, for periods prior to July 27, 2018, Pemex Cogeneration and Services (collectively, the “Subsidiary Guarantors”) and Pemex Ethylene and Pemex Fertilizers are 100%-owned subsidiaries of Petróleos Mexicanos. Pemex Ethylene, Pemex Fertilizers, Pemex Finance, Ltd. and the subsidiary companies collectively comprise the non-guarantor subsidiaries (the “Non-Guarantor Subsidiaries”). The guaranties by the Subsidiary Guarantors of Petróleos Mexicanos’ payment obligations under this indebtedness are full and unconditional and joint and several.

The Pemex Project Funding Master Trust (the “Master Trust”), which was a trust formed for the purpose of financing PEMEX’s projects, was dissolved effective December 20, 2011 and is no longer consolidated in the financial statements of PEMEX as of December 31, 2011 and thereafter.

The following table sets forth, as of June 30, 2018, the principal amount outstanding of the registered debt securities originally issued by the Master Trust. As noted above, Petróleos Mexicanos has assumed, as primary obligor, all of the obligations of the Master Trust under these debt securities. The obligations of Petróleos Mexicanos are guaranteed by the Subsidiary Guarantors:

Table 1: Registered Debt Securities originally issued by the Master Trust and Assumed by Petróleos Mexicanos

Security	Primary obligor	Guarantors	Principal amount outstanding (U.S. $)
6.625% Guaranteed Bonds due 2038	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	491,175

8.625% Bonds due 2022	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	160,245

8.625% Guaranteed Bonds due 2023	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	106,507

9.50% Guaranteed Bonds due 2027	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	219,217

The following table sets forth, as of June 30, 2018, the principal amount outstanding of the registered debt securities issued by Petróleos Mexicanos, and guaranteed by the Subsidiary Guarantors.

Table 2: Registered Debt Securities originally issued by Petróleos Mexicanos

Security	Issuer	Guarantors	Principal amount outstanding (U.S. $)
8.00% Notes due 2019	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	1,220,195

9.50% Global Guaranteed Bonds due 2027	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	102,149

6.000% Notes due 2020	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	813,073

5.50% Notes due 2021	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	2,962,047

3.500% Notes due 2023	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	2,099,730

4.875% Notes due 2024	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	1,499,136

6.625% Notes due 2035	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	2,749,000

Security	Issuer	Guarantors	Principal amount outstanding (U.S. $)
6.500% Bonds due 2041	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	3,000,000

4.875% Bonds 2022	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	2,097,055

3.125% Notes due 2019	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	187,595

3.500% Notes due 2020	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	678,722

5.50% Bonds due 2044	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	1,703,456

6.375% Bonds due 2045	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	2,999,980

5.625% Bonds due 2046	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	1,975,199

4.500% Notes due 2026	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	1,497,918

4.250% Notes due 2025	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	999,030

Security	Issuer	Guarantors	Principal amount outstanding (U.S. $)
6.375% Notes 2021	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	1,247,668

4.625% Notes due 2023	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	2,055,845

6.875% Notes due 2026	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	2,970,334

6.750% Bonds due 2047	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	5,997,383

5.375% Notes due 2022	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	1,490,682

Floating Rate Notes due 2022	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	986,171

6.500% Notes due 2027	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	5,415,139

Petróleos Mexicanos is the only PEMEX entity that had debt securities registered with the SEC outstanding as of June 30, 2018 and as of the date of this report, and all guaranteed debt is issued by Petróleos Mexicanos. The guaranties of the Subsidiary Guarantors are full and unconditional and joint and several. PEMEX’s management has not presented separate financial statements for the Subsidiary Guarantors because it has determined that such information is not material to investors.

UNAUDITED SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

UNAUDITED STATEMENT OF FINANCIAL POSITION

As of June 30, 2018

	Petróleos Mexicanos		Subsidiary guarantors		Non-guarantor subsidiaries		Eliminations		PEMEX consolidated
Assets
Current assets
Cash and cash equivalents	Ps.	52,931,909	Ps.	15,070,363	Ps.	41,504,439	Ps.	—	Ps.	109,506,711
Accounts receivable net, and derivative financial instruments		39,696,739		93,412,674		65,568,740		—		198,678,153
Accounts receivable—inter-company		378,060,991		1,228,780,693		83,037,012		(1,689,878,696)		—
Inventories		668,489		24,335,505		28,321,828		—		53,325,822
Equity instruments		—		—		1,056,918		—		1,056,918

Total current assets		471,358,128		1,361,599,235		219,488,937		(1,689,878,696)		362,567,604
Long-term receivables—inter-company		1,843,192,796		285		3,163,063		(1,846,356,144)		—
Investments in joint ventures, associates and other		(467,764,855)		142,210		16,783,530		467,777,869		16,938,755
Wells, pipelines, properties, plant and equipment-net		11,570,639		1,367,774,464		50,878,722		—		1,430,223,825
Long-term notes receivables		148,338,390		1,022,386		—		—		149,360,776
Deferred taxes		58,529,650		87,549,008		2,246,983		—		148,325,641
Intangible assets		2,222,341		10,220,547		1,531,543		—		13,974,430
Other assets		101,178		7,167,137		4,048,247		—		11,316,562

Total assets	Ps.	2,067,548,267	Ps.	2,835,475,273	Ps.	298,141,025	Ps.	(3,068,456,971)	Ps.	2,132,707,594

Liabilities
Current liabilities
Short-term debt and current portion of long-term debt	Ps.	160,458,711	Ps.	4,723,739	Ps.	1,919,638	Ps.	—	Ps.	167,102,088
Accounts payable—inter-company		1,285,827,366		304,226,722		92,543,533		(1,682,597,622)		—
Other current liabilities		20,714,827		143,105,504		40,095,640		—		203,915,971

Total current liabilities		1,467,000,904		452,055,965		134,558,811		(1,682,597,622)		371,018,059
Long-term debt		1,844,751,628		38,842,442		19,636,268		—		1,903,230,338
Long-term payables—inter-company		—		1,847,555,256		6,081,963		(1,853,637,218)		—
Employee benefits, provisions for sundry creditors, other liabilities and deferred taxes		303,191,052		1,086,743,670		15,359,738		—		1,405,294,460

Total liabilities		3,614,943,585		3,425,197,332		175,636,780		(3,536,234,840)		3,679,542,857
Equity (deficit), net		(1,547,395,317)		(589,722,059)		122,504,245		467,777,869		(1,546,835,263)

Total liabilities and equity	Ps.	2,067,548,268	Ps.	2,835,475,273	Ps.	298,141,025	Ps.	(3,068,456,971)	Ps.	2,132,707,594

UNAUDITED SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

UNAUDITED STATEMENT OF FINANCIAL POSITION

As of December 31, 2017

	Petróleos Mexicanos		Subsidiary Guarantors		Non-guarantor subsidiaries		Eliminations		PEMEX consolidated
Assets
Current assets
Cash and cash equivalents		46,959,103		18,815,345		32,077,306		—		97,851,754
Accounts receivable and other, net, and derivative financial instruments		83,119,394		38,105,354		79,533,940		—		200,758,688
Accounts receivable—inter-company		311,148,593		1,380,100,592		86,354,837		(1,777,604,022)		—
Inventories		509,375		32,357,125		30,992,430		—		63,858,930
Equity instruments		—		—		1,056,918		—		1,056,918

Total current assets		441,736,465		1,469,378,416		230,015,431		(1,777,604,022)		363,526,290
Long-term receivables—inter-company		1,823,276,758		285		3,597,880		(1,826,874,923)		—
Investments in joint ventures and associates		(465,832,399)		82,668		16,611,681		465,845,414		16,707,364
Wells, pipelines, properties, plant and equipment-net		12,444,376		1,370,974,060		53,090,890		—		1,436,509,326
Long-term notes receivables		147,286,367		1,206,542		—		—		148,492,909
Deferred taxes		59,691,528		84,443,897		2,057,060		—		146,192,485
Intangible assets		2,162,151		11,220,993		1,295,496		—		14,678,640
Other assets		47,428		2,713,648		3,134,024		—		5,895,099

Total assets		2,020,812,674		2,940,020,509		309,802,462		(3,138,633,531)		2,132,002,114

Liabilities
Current liabilities
Short–term debt and current portion of long-term debt		137,947,110		5,386,564		13,875,793		—		157,209,467
Accounts payable—inter-company		1,240,490,891		434,556,688		93,140,905		(1,768,188,484)		—
Other current liabilities		23,435,614		157,589,107		50,892,997		—		231,917,718

Total current liabilities		1,401,873,615		597,532,359		157,909,695		(1,768,188,484)		389,127,185
Long-term debt		1,824,829,579		40,262,391		15,573,634		—		1,880,665,604
Long-term payables—inter-company		—		1,830,150,615		6,139,845		(1,836,290,460)		—
Employee benefits, provisions for sundry creditors, other liabilities and deferred taxes		297,028,436		1,057,191,286		10,341,988		—		1,364,561,710

Total liabilities		3,523,731,630		3,525,136,651		189,965,162		(3,604,478,944)		3,634,354,499
Equity (deficit), net		(1,502,918,956)		(585,116,142)		119,837,300		465,845,413		(1,502,352,385)

Total liabilities and equity	Ps.	2,020,812,674	Ps.	2,940,020,509	Ps.	309,802,462	Ps.	(3,138,633,531)	Ps.	2,132,002,114

UNAUDITED SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

UNAUDITED STATEMENT OF COMPREHENSIVE INCOME

For the six-month period ended June 30, 2018

	Petróleos Mexicanos		Subsidiary guarantors		Non-guarantor subsidiaries		Eliminations		PEMEX consolidated
Net sales	Ps.	25,938,781	Ps.	1,051,251,543	Ps.	460,490,759	Ps.	(708,398,531)	Ps.	829,282,552
Services income		1,063		2,877,557		1,408,870		—		4,287,490

Total sales revenues		25,939,844		1,054,129,100		461,899,629		(708,398,531)		833,570,042
(Reversal) impairment of wells, pipelines, properties, plant and equipment		—		(44,514,468)		2,154,016		—		(42,360,452)
Cost of sales		756,024		795,193,399		452,087,772		(667,061,674)		580,975,521

Gross income		25,183,820		303,450,169		7,657,841		(41,336,857)		294,954,973
Other revenues (expenses), net		(377,919)		(8,747,075)		2,439,188		14,409,861		7,724,055
General expenses:
Transportation, distribution and sale expenses		—		12,532,835		532,111		(1,990,895)		11,074,051
Administrative expenses		31,910,466		53,499,891		4,074,013		(25,158,088)		64,326,282

Total general expenses		31,910,466		66,032,726		4,606,124		(27,148,983)		75,400,333
Operating income		(7,104,565)		228,670,368		5,490,905		221,987		227,278,695
Financing income		69,155,174		48,598,715		1,598,846		(108,383,166)		10,969,569
Financing cost		(102,499,425)		(60,609,693)		(2,024,870)		108,161,171		(56,972,817)
Derivative financial instruments income, net		2,072,712		(9,703,700)		(1,661,925)		7		(9,292,906)
Exchange income (loss), net		(4,702,375)		6,994,794		212,898		—		2,505,317
Share of profit (loss) in joint ventures, associates and other, net		(5,624,647)		59,542		788,594		5,624,647		848,136

Income (loss) before taxes, duties and other		(48,703,126)		214,010,026		4,404,448		5,624,646		175,335,994
Total taxes, duties and other		1,161,878		220,005,393		4,029,118		—		225,196,389

Net income (loss) for the period		(49,865,004)		(5,995,367)		375,330		5,624,646		(49,860,395)
Total other comprehensive result		—		—		5,402,474		—		—

Total comprehensive result for the period	Ps.	(49,865,004)	Ps.	(5,995,367)	Ps.	5,777,804	Ps.	5,624,646	Ps.	(44,457,921)

UNAUDITED SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

UNAUDITED STATEMENT OF COMPREHENSIVE INCOME

For the six-month period ended June 30, 2017

	Petróleos Mexicanos		Subsidiary Guarantors		Non-guarantor subsidiaries		Eliminations		PEMEX consolidated
Net sales	Ps.	—	Ps.	865,103,534	Ps.	502,872,174	Ps.	(4,546,079)	Ps.	663,514,261
Services income		23,857,126		61,032,964		1,458,626		(34,512,580)		5,421,106

Total sales revenues		23,857,126		926,136,498		504,330,800		(29,058,659)		668,935,367
Impairment of wells, pipelines, properties, plant and equipment		—		3,401,410		—		—		3,401,410
Cost of sales		918,185		721,581,006		496,782,155		(756,551,815)		462,729,531

Gross income		22,938,941		201,154,082		(5,074,714)		(28,837,242)		202,804,426
Other revenues (expenses), net		118,833		16,806,647		3,128,038		(15,413)		11,835,353
General expenses:
Transportation, distribution and sale expenses		—		15,503,958		576,216		(4,546,079)		11,534,095
Administrative expenses		28,770,349		51,437,407		3,128,038		(24,512,580)		58,823,214

Total general expenses		28,770,349		66,941,365		3,704,254		(29,058,659)		70,357,309
Operating income		(5,712,575)		151,019,365		(1,230,323)		206,004		144,282,470
Financing income		73,867,766		75,895,590		1,230,323		(143,998,362)		7,301,747
Financing cost		(124,312,104)		(67,628,113)		(1,605,040)		143,932,332		(49,612,925)
Derivative financial instruments income, net		19,870,040		61,447		401,398		—		20,332,885
Exchange income (loss), net		13,115,502		187,757,424		1,789,817		—		202,662,743
Share of profit (loss) in joint ventures, associates and other, net		143,724,838		39,768		835,187		(143,724,839)		874,954

Income (loss) before taxes, duties and other		120,553,467		347,145,480		1,727,792		(143,584,865)		325,841,874
Total taxes, duties and other		—		203,145,633		1,980,492		—		205,126,125

Net income (loss) for the period		120,553,467		143,999,847		(252,700)		(143,584,865)		120,715,749
Total other comprehensive result		—		—		(8,693,933)		—		(8,693,933)

Total comprehensive result for the period	Ps.	120,553,467	Ps.	143,999,847	Ps.	(8,946,633)	Ps.	(143,584,865)	Ps.	112,021,816

UNAUDITED SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

UNAUDITED STATEMENT OF CASH FLOWS

for the six-month period ended June 30, 2018

	Petróleos Mexicanos		Subsidiary Guarantors		Non-guarantor subsidiaries		Eliminations		PEMEX consolidated
Operating activities:
Net (loss) income	Ps.	(49,865,004)	Ps.	(5,995,367)	Ps.	374,269	Ps.	5,625,707	Ps.	(49,860,395)
Depreciation and amortization		632,620		72,010,167		1,090,928		—		73,733,715
Impairment (reversal) of wells, pipelines, properties, plant and equipment		—		(44,514,468)		2,154,016		—		(42,360,452)
Profit sharing duty and income tax		—		223,110,505		2,486,761		—		225,597,266
Deferred profit-sharing duty and deferred income tax		1,161,878		(3,105,112)		1,542,357		—		(400,877)
Unsuccessful wells		—		9,054,121		—		—		9,054,121
Exploration costs		—		(366,759)		—		—		(366,759)
Loss on disposal of wells, pipelines, properties, plant and equipment		609,800		9,041,996		106,072		—		9,757,868
Share of profit (loss) in joint ventures, associates and other		5,621,100		(59,542)		(788,594)		(5,621,100)		(848,136)
Effects of net present value of reserve for well abandonment		—		1,081,276		—		—		1,081,276
Unrealized foreign exchange (income) loss		(1,673,622)		457,505		(30,335)		—		(1,246,452)
Interest expense		53,740,005		2,500,524		732,288		—		56,972,817
Interest income		(9,946,671)		(675,242)		(347,656)		—		(10,969,569)
Funds (used in) from operating activities:
Accounts receivable, accounts payable and derivative financial instruments		40,704,357		(290,985,325)		3,821,949		—		(246,459,019)
Inventories		(159,114)		8,021,619		2,670,603		—		10,533,108
Other assets		(53,750)		(3,380,705)		(914,221)		—		(4,348,676)
Employee benefits		6,160,126		23,256,740		54,954		—		29,471,820
Inter-company charges and deductions		8,447,432		22,314,688		135,126		(30,897,246)		—

Net cash flows from (used in) operating activities		49,592,822		311,331		13,301,046		4,607		63,209,806
Investing activities
Acquisition of wells, pipelines, properties, plant and equipment		(368,683)		(31,047,923)		(1,107,777)		—		(32,524,383)
Intangible assets		(60,190)		(7,686,915)		(236,047)		—		(7,983,152)
Interest received		6,233,552		—		—		—		6,233,552
(Increase) decrease due to inter-company investing		(48,239,396)		—		—		48,239,396		—

Net cash flows used in investing activities		(42,434,717)		(38,734,838)		(1,343,824)		48,239,396		(34,273,983)
Financing activities
Loans obtained from financial institutions		287,889,506		—		162,039,132		—		449,928,638
Debt payments, principal only		(242,990,539)		(3,394,786)		(170,027,058)		—		(416,412,383)
Interest paid		(54,531,698)		(1,646,017)		(607,549)		—		(56,785,264)
Inter-company increase (decrease) financing		—		17,404,640		(57,883)		(17,346,757)		—

Net cash flows from (used in) financing activities		(9,632,731)		12,363,837		(8,653,358)		(17,346,757)		(23,269,009)

Net increase (decrease) in cash and cash equivalents		5,972,806		(3,744,982)		3,438,990		—		5,666,814
Effects of change in cash value		—		—		5,988,143		—		5,988,143
Cash and cash equivalents at the beginning of the period		46,959,103		18,815,345		32,077,306		—		97,851,754

Cash and cash equivalents at the end of the period	Ps.	52,931,909	Ps.	15,070,363	Ps.	41,504,439	Ps.	—	Ps.	109,506,711

UNAUDITED SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

UNAUDITED STATEMENT OF CASH FLOWS

for the six-month period ended June 30, 2017

	Petróleos Mexicanos		Subsidiary Guarantors		Non-guarantor subsidiaries		Eliminations		PEMEX consolidated
Operating activities:
Net (loss) income	Ps.	120,553,466	Ps.	143,999,845	Ps.	(265,877)	Ps.	(143,571,685)	Ps.	120,715,749
Depreciation and amortization		474,382		71,628,286		1,319,982		—		73,422,650
Impairment (reversal) of wells, pipelines, properties, plant and equipment		—		3,401,410		—		—		3,401,410
Profit sharing duty and income tax		—		198,282,332		289,130		—		198,571,462
Deferred profit-sharing duty and deferred income tax		—		4,863,301		1,691,362		—		6,554,663
Unsuccessful wells		—		3,051,614		—		—		3,051,614
Exploration costs		—		(183,493)		—		—		(183,493)
Loss on disposal of wells, pipelines, properties, plant and equipment		7,051		185,844		3,803,465		—		3,996,360
Share of profit (loss) in joint ventures, associates and other		(143,733,968)		(39,767)		(835,187)		143,733,968		(874,954)
Dividends received in shares		—		—		(193,731)		—		(193,731)
Effects of net present value of reserve for well abandonment		—		1,437,130		—		—		1,437,130
Unrealized foreign exchange (income)		(191,039,959)		(6,634,126)		(4,438,411)		—		(202,112,496)
Interest expense		46,739,561		2,275,050		598,314		—		49,612,925
Interest income		(6,816,686)		(229,743)		(255,318)		—		(7,301,747)
Funds (used in) from operating activities:
Accounts receivable, accounts payable and derivative financial instruments		(38,747,610)		(234,350,321)		(7,769,835)		—		(280,867,766)
Inventories		(310,366)		(6,310,175)		570,044		—		(6,050,497)
Other assets		(1,998,102)		(257,181)		(10,162)		—		(2,265,445)
Employee benefits		6,023,764		25,457,610		50,519		—		31,531,893
Inter-company charges and deductions		154,647,376		(17,492,330)		(4,618,459)		(132,536,587)		—

Net cash flows (used in) from operating activities		(54,201,091)		189,085,286		(10,064,164)		(132,374,304)		(7,554,273)
Investing activities
Acquisition of wells, pipelines, properties, plant and equipment		52,106		(34,450,210)		2,342,786		—		(32,055,318)
Cash proceeds from equity instruments		—		—		684,030		—		684,030
Intangible assets		(28,854)		(292,477)		232,446		—		(88,885)
Interest received		2,804,625		—		—		—		2,804,625
(Increase) decrease due to inter-company investing		15,921,021		—		—		(15,921,021)		—

Net cash flows used in investing activities		18,748,898		(34,742,687)		3,259,262		(15,921,021)		(28,655,548)
Financing activities
Loans obtained from financial institutions		201,290,870		—		85,432,761		—		286,723,631
Debt payments, principal only		(153,414,831)		(4,263,624)		(84,972,971)		—		(242,651,426)
Interest paid		(49,508,283)		(1,372,409)		(695,990)		—		(51,576,682)
Inter-company increase (decrease) financing		1,962,792		(148,956,533)		(1,301,584)		148,295,325		—

Net cash flows from (used in) financing activities		330,548		(154,592,566)		(1,537,784)		148,295,325		(7,504,477)

Net increase (decrease) in cash and cash equivalents		(35,121,645)		(249,967)		(8,342,686)		—		(43,714,298)
Effects of change in cash value		42,427		(201,998)		(9,127,727)		—		(9,287,298)
Cash and cash equivalents at the beginning of the period		92,503,607		9,732,503		61,296,403		—		163,532,513

Cash and cash equivalents at the end of the period	Ps.	57,424,389	Ps.	9,280,539	Ps.	43,825,989	Ps.	—	Ps.	110,530,917

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

	By:	/S/ EMMANUEL QUEVEDO HERNÁNDEZ
Emmanuel Quevedo Hernández
Acting Associate Managing Director of Finance

Date: December 14, 2018

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	exploration and production activities, including drilling;

•	activities relating to import, export, refining, petrochemicals and transportation, storage and distribution of petroleum, natural gas and oil products;

•	activities relating to our lines of business, including the generation of electricity;

•	projected and targeted capital expenditures and other costs, commitments and revenues;

•	liquidity and sources of funding, including our ability to continue operating as a going concern;

•	strategic alliances with other companies; and

•	the monetization of certain of our assets.

Actual results could differ materially from those projected in such forward looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition, including on our ability to hire and retain skilled personnel;

•	limitations on our access to sources of financing on competitive terms;

•	our ability to find, acquire or gain access to additional reserves and to develop the reserves that we obtain successfully;

•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;

•	technical difficulties;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our legal regime or regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.